UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2015

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS LOWER EARNINGS IN THE FIRST QUARTER OF 2015; METHANOL PRICES STRENGTHENING

APRIL 29, 2015

For the first quarter of 2015, Methanex reported Adjusted EBITDA1 of $97 million and Adjusted net income1 of $21 million ($0.23 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $150 million and Adjusted net income1 of $80 million ($0.85 per share on a diluted basis1) for the fourth quarter of 2014.

John Floren, President and CEO of Methanex commented, “Our first quarter earnings reflect lower average realized methanol pricing compared to the fourth quarter of 2014. Early in the quarter, a continuing decline in energy prices as well as seasonally lower demand into chemical applications resulted in further downward pressure on methanol prices. We have subsequently seen methanol prices strengthen primarily as a result of tightening industry supply and higher energy and related product prices. Higher energy prices have raised the affordability for methanol into energy applications and boosted methanol demand, particularly for olefins production.”

Mr. Floren continued “The decline in earnings versus Q4 was also attributable to lower than expected produced product sales volume resulting from unplanned outages at our New Zealand and Egypt sites. Our Egypt facility was not in production for most of the quarter and remains offline due to gas restrictions. Certain one-time items also impacted earnings this quarter, including a make-whole payment related to the early retirement of a bond due in August 2015 and foreign exchange losses, which we expect will be offset by lower finance and operating costs in future quarters.”

Mr. Floren added “After the successful start-up at the end of January, our Geismar 1 plant has operated at full rates. The plant produced 180,000 tonnes in the first quarter of 2015 and we expect to see the full impact of this additional production in our second quarter results. We continue to make excellent progress on the construction of our one million tonne Geismar 2 plant, and remain on target for methanol production in late Q1 2016.”

“During the quarter, we returned over $70 million in cash to shareholders in the form of dividends and share repurchases. We also recalled and repaid early our $150 million bond which was due in August, 2015. We announced today that our Board of Directors has approved a new 5% normal course issuer bid share repurchase program, along with a 10% increase in our quarterly dividend. With cash on hand, an undrawn credit facility, robust balance sheet, and strong future cash flow generation capability, we are well positioned to meet our financial commitments, invest to grow the Company and return excess cash to shareholders.”

A conference call is scheduled for April 30, 2015 at 12:00 noon ET (9:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. A playback version of the conference call will be available until May 21, 2015 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 7387008. Presentation slides summarizing the Q1 2015 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This first quarter 2015 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached first quarter 2015 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 of the attached Interim Report for the three months ended March 31, 2015 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

At April 29, 2015 the Company had 91,082,312 common shares issued and outstanding and stock options exercisable for 1,844,289 additional common shares.

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars

CST Trust Company

320 Bay Street

Toronto, Ontario Canada M5H 4A6

Toll free in North  America: 1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations

1800 - 200 Burrard Street

Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free: 1-800-661-8851

FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except number of shares and per share amounts)	2015	2014	2014
Net income attributable to Methanex shareholders	$9	$133	$145
Mark-to-market impact of share-based compensation, net of tax	12	(53)	15

Adjusted net income [1]	$21	$80	$160

Diluted weighted average shares outstanding (millions)	92	94	97
Adjusted net income per common share [1]	$0.23	$0.85	$1.65

•

We recorded Adjusted EBITDA[1] of $97 million for the first quarter of 2015 compared with $150 million for the fourth quarter of 2014. The decrease in Adjusted EBITDA[1] was primarily due to a decrease in our average realized price to $337 per tonne for the first quarter of 2015 from $390 per tonne for the fourth quarter of 2014.

•	Production for the first quarter of 2015 was 1,264,000 tonnes compared with 1,207,000 tonnes for the fourth quarter of 2014. Refer to the Production Summary section on page 3.

•	Sales of Methanex-produced methanol were 1,237,000 tonnes in the first quarter of 2015 compared with 1,249,000 in the fourth quarter of 2014.

•

Earnings during the quarter were negatively impacted by $9 million in foreign exchange losses recorded on our non-U.S. dollar net working capital due to the strengthening US dollar, approximately $3 million in finance costs related to the prepayment of a $150 million bond originally due in August 2015 and increased costs and lost margin associated with production outages.

•

The Geismar 1 facility had a successful start-up in late January 2015 and has since operated at full rates, producing 180,000 tonnes. The first methanol deliveries from Geismar 1 began in early March. We are targeting to produce methanol from Geismar 2 in late Q1 2016.

•	During the first quarter of 2015 we paid a $0.25 per share dividend to shareholders for a total of $23 million.

•

During the first quarter of 2015, we continued to repurchase common shares under a normal course issuer bid which expires on May 5, 2015. We repurchased 5.3 million shares under this bid to March 31, 2015 and 5.7 million shares to April 29, 2015.

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

•

We announced today that the Board of Directors has approved a new 5% normal course issuer bid under which the Company may repurchase up to 4.6 million common shares, representing approximately 5% of the shares issued and outstanding as at April 29, 2015.

•	We also announced today that the Board of Directors has approved a 10% increase to our quarterly dividend to shareholders, from US$0.25 per share to US$0.275 per share.

This First Quarter 2015 Management’s Discussion and Analysis (“MD&A”) dated April 29, 2015 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three month period ended March 31, 2015 as well as the 2014 Annual Consolidated Financial Statements and MD&A included in the Methanex 2014 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2014 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except per share amounts and where noted)	2015	2014	2014
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,264	1,207	1,226
Sales volume (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	1,237	1,249	1,228
Purchased methanol	652	694	654
Commission sales	185	248	296

Total sales volume [1]	2,074	2,191	2,178
Methanex average non-discounted posted price ($ per tonne) [2]	382	453	613
Average realized price ($ per tonne) [3]	337	390	524
Adjusted revenue (attributable to Methanex shareholders) [4]	625	744	966
Adjusted EBITDA (attributable to Methanex shareholders) [4]	97	150	255
Cash flows from operating activities	37	211	179
Adjusted net income (attributable to Methanex shareholders) [4]	21	80	160
Net income attributable to Methanex shareholders	9	133	145
Adjusted net income per common share (attributable to Methanex shareholders) [4]	0.23	0.85	1.65
Basic net income per common share (attributable to Methanex shareholders)	0.09	1.43	1.51
Diluted net income per common share (attributable to Methanex shareholders)	0.09	1.11	1.50
Common share information (millions of shares):
Weighted average number of common shares	92	93	96
Diluted weighted average number of common shares	92	94	97
Number of common shares outstanding, end of period	91	92	97

[1]

Methanex-produced methanol includes volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement (“Tolling Volume”). For the 1st quarter of 2015, Tolling Volume was 40,000 tonnes. Commission sales represent volume marketed on a commission basis related to 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.

[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol but excluding Tolling Volume.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

PRODUCTION SUMMARY

	Q1 2015		Q4 2014	Q1 2014
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	608	481	542	500
Atlas (Trinidad) (63.1% interest)	281	209	233	249
Titan (Trinidad)	218	186	127	149
Geismar 1 and 2 (Louisiana, USA)[3]	250	180	—	—
Egypt (50% interest)	158	8	128	139
Medicine Hat (Canada)	140	127	115	122
Chile I and IV	100	73	62	67

	1,755	1,264	1,207	1,226

[1]

Operating capacity includes only those facilities which are currently capable of operating, assuming access to natural gas feedstock and excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 7.0 million tonnes, including 0.4 million tonnes related to our Chile operations.The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]	The operating capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).
[3]

We commenced methanol production from Geismar 1 during the first quarter of 2015. The Geismar 2 facility is currently under construction and will contribute one million tonnes annually to operating capacity once complete.

New Zealand

Our New Zealand methanol facilities produced 481,000 tonnes of methanol in the first quarter of 2015 compared with 542,000 tonnes in the fourth quarter of 2014. Mechanical issues at Waitara Valley and one of our two Motunui facilities resulted in lost production of approximately 80,000 tonnes during the first quarter of 2015. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 875,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,125,000 tonnes (63.1% interest). Production in Trinidad during the quarter was impacted by gas curtailments at both plants. The Titan facility produced 186,000 tonnes in the first quarter of 2015 compared with 127,000 tonnes in the fourth quarter of 2014. The Atlas facility produced 209,000 tonnes (63.1% interest) in the first quarter of 2015 compared with 233,000 tonnes (63.1% interest) in the fourth quarter of 2014. The Atlas facility also experienced an eleven day outage during the first quarter of 2015 due to a mechanical issue.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago (NGC) and downstream demand from NGC’s customers including Atlas and Titan, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Egypt

On a 100% basis, the Egypt methanol facility produced 16,000 tonnes in the first quarter of 2015 (Methanex share of 8,000 tonnes) compared with 256,000 tonnes (Methanex share of 128,000 tonnes) in the fourth quarter of 2014. The Egypt facility did not operate for most of the first quarter of 2015 primarily due to gas curtailments. During the quarter, there was also a mechanical issue.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012. Gas restrictions became more significant in 2014. In the first quarter of 2015 we operated the plant for 6 days and have not operated in April 2015. Based on the best information we have available we expect that, in the short term, the plant will operate at reduced rates on an intermittent basis when gas is available and that we will be required to shut down during the summer months when electricity demand is at its peak. We cannot predict when the gas supply situation will improve, but are optimistic that recent developments for upstream gas supply in Egypt will result in improved gas deliveries in the medium term.

Medicine Hat, Canada

During the first quarter of 2015, we produced 127,000 tonnes at our Medicine Hat facility compared with 115,000 tonnes during the fourth quarter of 2014. Production from the Medicine Hat facility was lower than operating capacity during the first quarter of 2015 due to continuing production constraints. The facility is expected to remain constrained until a planned 2015 refurbishment is completed.

Chile

During the first quarter of 2015, we produced 73,000 tonnes in Chile operating the facility, supported by natural gas supplies from both Chile and Argentina through a tolling arrangement.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

Geismar, United States

In late January 2015, the Geismar 1 plant commenced production and since start up has been operating at full rates, producing 180,000 tonnes during the first quarter of 2015 with the first shipments to customers commencing in early March. We continue to make excellent progress on the construction of Geismar 2 and we are targeting to be producing methanol in late Q1 2016. Once complete, the Geismar 2 facility will add approximately one million incremental tonnes to our annual operating capacity.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

FINANCIAL RESULTS

For the first quarter of 2015 we recorded Adjusted EBITDA of $97 million and Adjusted net income of $21 million ($0.23 per share on a diluted basis). This compares with Adjusted EBITDA of $150 million and Adjusted net income of $80 million ($0.85 per share on a diluted basis) for the fourth quarter of 2014.

For the first quarter of 2015, we reported net income attributable to Methanex shareholders of $9 million ($0.09 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the fourth quarter of 2014 of $133 million ($1.11 income per share on a diluted basis).

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except number of shares and per share amounts)	2015	2014	2014
Net income attributable to Methanex shareholders	$9	$133	$145
Mark-to-market impact of share-based compensation, net of tax	12	(53)	15

Adjusted net income [1]	$21	$80	$160

Diluted weighted average shares outstanding (millions)	92	94	97
Adjusted net income per common share [1]	$0.23	$0.85	$1.65

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2015	2014	2014
Consolidated statements of income:
Revenue	$577	$733	$968
Cost of sales and operating expenses	(502)	(510)	(710)
Mark-to-market impact of share-based compensation	14	(64)	18
Adjusted EBITDA (attributable to associate)	22	9	17
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(14)	(18)	(38)

Adjusted EBITDA (attributable to Methanex shareholders) [1]	97	150	255
Mark-to-market impact of share-based compensation	(14)	64	(18)
Depreciation and amortization	(47)	(36)	(35)
Finance costs	(21)	(9)	(11)
Finance income and other expenses	(9)	(3)	—
Income tax (recovery) expense	5	(38)	(52)
Earnings of associate adjustment [2]	(12)	(6)	(9)
Non-controlling interests adjustment [2]	10	11	15

Net income attributable to Methanex shareholders	$9	$133	$145

Net income	$13	$140	$168

[1]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

[2]

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 19.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q1 2015	Q1 2015
	compared with	compared with
($ millions)	Q4 2014	Q1 2014
Average realized price	$(97)	$(346)
Sales volume	(8)	1
Total cash costs	52	187

Decrease in Adjusted EBITDA	$(53)	$(158)

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

Average realized price

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ per tonne)	2015	2014	2014
Methanex average non-discounted posted price	382	453	613
Methanex average realized price	337	390	524

Methanex’s average realized price for the first quarter of 2015 was lower compared to the fourth quarter of 2014. Non-discounted posted prices moved lower early in the quarter, pressured primarily by lower oil prices which lowered the affordability for the use of methanol into certain energy applications. Posted prices stabilized later in the quarter, increasing in Asia Pacific (refer to Supply/Demand Fundamentals section on page 11 for more information). Our average non-discounted posted price for the first quarter of 2015 was $382 per tonne compared with $453 per tonne for the fourth quarter of 2014 and $613 per tonne for the first quarter of 2014. Our average realized price for the first quarter of 2015 was $337 per tonne compared with $390 per tonne for the fourth quarter of 2014 and $524 per tonne for the first quarter of 2014. The weighted average discount realized in the first quarter of 2015 was lower than in the fourth quarter of 2014 as a result of stabilizing prices. The change in average realized price for the first quarter of 2015 decreased Adjusted EBITDA by $97 million compared with the fourth quarter of 2014 and decreased Adjusted EBITDA by $346 million compared with the first quarter of 2014.

Sales volume

Methanol sales volume excluding commission sales volume was lower in the first quarter of 2015 compared with the fourth quarter of 2014 by 54,000 tonnes and higher compared with the first quarter of 2014 by 7,000 tonnes. Lower methanol sales volume excluding commission sales volume in the first quarter of 2015 compared with the fourth quarter of 2014 decreased Adjusted EBITDA by $8 million.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Conversely, the opposite applies when methanol prices are decreasing.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q1 2015	Q1 2015
	compared with	compared with
($ millions)	Q4 2014	Q1 2014
Methanex-produced methanol costs	$12	$61
Proportion of Methanex-produced methanol sales	3	—
Purchased methanol costs	37	121
Other, net	—	5

Increase in Adjusted EBITDA	$52	$187

Methanex-produced methanol costs

We purchase natural gas for the New Zealand, Trinidad, Geismar, Egypt and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol. This reduces our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the first quarter of 2015 compared with the fourth quarter of 2014 and with the first quarter of 2014, Methanex-produced methanol costs were lower by $12 million and $61 million, respectively, primarily due to the impact of lower realized methanol prices on the variable portion of our natural gas costs, timing of inventory flows, and changes in the mix of production sold from inventory. Our Titan gas contract expired at the end of 2014 and we have agreed to extend the contract for a further five years. The Titan gas costs have increased as a result of the renewal terms.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the first quarter of 2015 compared with the fourth quarter of 2014, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $3 million.

Purchased methanol costs

Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Other, net

For the three month period ended March 31, 2015 compared to the three month periods ended December 31, 2014 and March 31, 2014, other costs were lower by nil and $5 million, respectively. The change in other, net for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 primarily relates to lower logistics costs.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
($ millions except share price)	Mar 31 2015	Dec 31 2014	Mar 31 2014
Methanex Corporation share price [1]	$53.57	$45.83	$63.94
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	8	3	7
Mark-to-market impact due to change in share price	14	(64)	18

Total share-based compensation expense (recovery), before tax	$22	$(61)	$25

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price increased from US $45.83 per share at December 31, 2014 to US $53.57 per share at March 31, 2015. As a result of this increase, we recorded a $14 million mark-to-market expense on share-based compensation in the first quarter of 2015 compared with a $64 million mark-to-market recovery in the fourth quarter of 2014 and an $18 million expense in the first quarter of 2014.

Depreciation and Amortization

Depreciation and amortization was $48 million for the first quarter of 2015 compared with $36 million for the fourth quarter of 2014 and $35 million for the first quarter of 2014. Depreciation and amortization was higher in the first quarter of 2015 compared with the fourth quarter of 2014 and the first quarter of 2014 primarily due to higher unabsorbed depreciation recognized for production sites impacted by natural gas restrictions and production outages and the commencement of depreciation associated with the start up of our Geismar 1 facility during the first quarter of 2015.

Finance Costs

	Three Months Ended
($ millions)	Mar 31 2015	Dec 31 2014	Mar 31 2014
Finance costs before capitalized interest	$27	$19	$16
Less capitalized interest	(6)	(10)	(5)
Finance costs	$21	$9	$11

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes, limited recourse debt facilities, and finance leases. Finance costs were higher during the first quarter of 2015 compared with the fourth quarter of 2014 due to a $3 million make-whole payment in conjunction with the early repayment of $150 million of senior notes with a maturity date of August 2015, approximately $4 million additional interest on bonds that were issued late in the fourth quarter of 2014, as well as an increase in finance costs related to leased assets that were put into use on the start up of our Geismar 1 facility. Capitalized interest relates to interest costs capitalized for the Geismar project. The Geismar 1 facility commenced production during the first quarter of 2015 and accordingly, we ceased capitalizing interest costs related to Geismar 1 from the date that the facility commenced commercial operations.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2015	Dec 31 2014	Mar 31 2014
Finance income and other expenses	$(9)	$(3)	$—

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates. The U.S. dollar was significantly stronger against most major currencies during the first quarter of 2015 compared to the fourth quarter of 2014 and the first quarter of 2014. This resulted in higher foreign exchange losses on the translation of non-U.S. dollar denominated net working capital, primarily in Canada and Europe. The stronger U.S. dollar has an offsetting positive impact on earnings due to operating costs incurred in currencies other than the U.S. dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro, the Egyptian pound and the Chinese yuan.

Income Taxes

A summary of our income taxes for the first quarter of 2015 compared with the fourth quarter of 2014 is as follows:

	Three Months Ended March 31, 2015		Three Months Ended December 31, 2014
($ millions, except where noted)	Net Income	Adjusted Net Income [1]	Net Income	Adjusted Net Income [1]
Amount before income tax	$8	$24	$179	$103
Income tax recovery (expense)	5	(3)	(38)	(23)
	$13	$21	$141	$80
Effective tax rate	-73%	11%	21%	23%

[1]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information – Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

We earn the majority of our earnings in Trinidad, Chile, Canada, New Zealand, the United States and Egypt. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26% and 28%, respectively. The United States statutory tax rate is 36% and the Egypt statutory tax rate is 30%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes. The effective tax rate differs from period to period depending on the source of earnings.

For the first quarter of 2015, the effective tax rate based on adjusted net income was 11% compared with 23% for the fourth quarter of 2014. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

SUPPLY/DEMAND FUNDAMENTALS

Entering the second quarter of 2015, we estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is approximately 60 million tonnes on an annualized basis.

Our average realized price in the first quarter of 2015 declined to $337 per tonne from $390 per tonne achieved in the fourth quarter of 2014. Contract pricing continued to move lower in the first two months of the quarter. Oil pricing also continued to decline through January, lowering the affordability for the use of methanol into certain energy applications (notably DME, methanol-to-gasoline, and methanol-to-propylene), and this put downward pressure on methanol pricing. However, methanol prices moved higher later in the quarter, most notably in China, aided by stronger oil and related product pricing, including ethylene, propylene and LPG. At the end of Q1 2015, China spot pricing was approximately $80 per tonne higher than its January low and has continued to move higher into April 2015. A somewhat tighter supply environment due to plant outages in North America and Asia has also contributed to the upward movement in methanol pricing. For the month of April, we rolled our North America contract price at $416 per tonne, and increased our Asia Pacific contract price by $35 to $365 per tonne. We also increased our European contract price from €339 to €365 per tonne. We recently announced increases in our May contract prices up $26 per tonne in North America to $442 per tonne and up $25 per tonne in Asia Pacific to $390 per tonne.

Methanex Non-Discounted Regional Posted Prices [1]
	Apr	Mar	Feb	Jan
(US$ per tonne)	2015	2015	2015	2015
United States	416	416	416	449
Europe [2]	400	400	400	420
Asia Pacific	365	330	315	355

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€365 for Q2 2015 (March 2015 – €339) converted to United States dollars.

We continue to see stable demand growth from chemical applications in China and the rest of the world. We estimate that traditional chemical derivatives consume about 60% of global methanol and growth is correlated to GDP and industrial production growth rates. Energy demand has continued to grow, buoyed by a recovery in oil and related product prices. There are now eight completed MTO / MTP plants in China which are dependent on merchant methanol supply, and these have the capacity to consume almost 9 million tonnes of methanol annually. There are also a number of other MTO / MTP plants at various stages of construction which are anticipated to be completed in the 2015-2016 timeframe. The future operating rates and methanol consumption from these facilities will depend on a number of factors, including pricing for their various final products. Direct methanol blending into gasoline in China has remained strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards. Fuel blending continues to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. Over the next few years, there is a modest level of new capacity expected to come on-stream. We have recently started up our first one million tonne Geismar 1 facility in Louisiana, and are targeting to be producing methanol from the second one million tonne Geismar 2 facility in late Q1 2016. In addition, a 1.3 million tonne Celanese plant is currently under construction in Clear Lake, Texas. OCI N.V. has also announced plans to commence construction on a 1.8 million tonne plant in Beaumont, Texas. We expect that production from new capacity in China will be consumed in that country.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the first quarter of 2015 decreased by $174 million to $37 million compared with $211 million for the fourth quarter of 2014 and decreased by $142 million compared to $179 million for the first quarter of 2014. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q1 2015 compared with Q4 2014	Q1 2015 compared with Q1 2014
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$(53)	$(158)
Exclude change in Adjusted EBITDA of associate (Atlas)	(13)	(5)
Dividends received from associate	32	32
Cash flows attributable to non-controlling interests	(4)	(24)
Non-cash working capital	(111)	15
Income taxes paid	(12)	(15)
Share-based payments	(15)	18
Other	2	(5)

Decrease in cash flows from operating activities	$(174)	$(142)

During the first quarter of 2015 we paid a quarterly dividend of $0.25 per share, or $23 million. Additionally, on April 29, 2015, the Board of Directors approved a 10% increase to our quarterly dividend to shareholders, from $0.25 to $0.275 per share per quarter.

During the first quarter of 2015, we repurchased 1.0 million shares under the normal course issuer bid that expires on May 5, 2015. We repurchased 5.3 million shares under this bid to March 31, 2015 and 5.7 million shares to April 29, 2015.

On April 29, 2015, the Board of Directors approved a new 5% normal course issuer bid under which the Company may repurchase up to 4.6 million common shares, representing approximately 5% of the shares issued and outstanding as at April 29, 2015.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and financial flexibility. At March 31, 2015, our cash balance was $627 million, including $81 million related to the 50% non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to be $90 million to the end of 2015. The estimated remaining capital expenditures related to our Geismar project are approximately $265 million to be expended over the next 12 months.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

SHORT-TERM OUTLOOK

Our posted methanol prices decreased in the first two months of 2015 and stabilized in March. A recovery in oil and other energy product prices that has continued into the second quarter has contributed to significantly higher global spot methanol prices, particularly in Asia. We increased our posted contract price in Asia by $35 per tonne in April while contract pricing in the U.S. and Europe remained relatively flat on a U.S. dollar equivalent basis. We recently announced our May contract prices for North America, up by $26 per tonne to $442 per tonne and up by a further $25 per tonne in Asia Pacific to $390 per tonne. Global methanol demand remains robust particularly for methanol into olefins production, and this, combined with a relatively tighter supply environment, is contributing to the continued recovery in methanol prices. Methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

CONTROLS AND PROCEDURES

For the three months ended March 31, 2015, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADOPTION OF IFRS 9 “FINANCIAL INSTRUMENTS” (2014)

The Company adopted IFRS 9 “Financial Instruments” (2014) as issued in July 2014 (“IFRS 9”) with a date of initial application of January 1, 2015. IFRS 9 replaces the sections of IAS 39 “Financial Instruments: Recognition and Measurement” that relate to the classification, measurement and impairment of financial instruments and hedge accounting.

IFRS 9 replaces the financial asset classes to: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The classification of financial assets is dependent on the business model for managing those financial assets and the assets’ contractual cash flow characteristics. This determination is made at initial recognition. As a result of adopting IFRS 9, all of the Company’s financial assets as at December 31, 2014 have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There were no changes in the carrying values of the Company’s financial instruments for the reclassifications resulting from the adoption of IFRS 9. The classification and measurement guidance was adopted retrospectively in accordance with the transition provisions of IFRS 9, with no restatement of prior periods.

The Company also adopted the new hedge accounting guidance in IFRS 9. The new hedge accounting guidance replaces strict quantitative tests of effectiveness with less restrictive quantitative assessments which address how well the hedging instrument accomplishes the Company’s risk management objectives for financial and non-financial risk exposures.

Upon adoption of IFRS 9, all of the Company’s existing hedging relationships that qualified for hedge accounting under IAS 39 were reassessed with respect to the new hedge accounting requirements in IFRS 9. The hedging relationships have continued under IFRS 9. The hedge accounting requirements in IFRS 9 have been applied prospectively in accordance with the transition provisions of IFRS 9.

Additional Information – Supplemental Non-GAAP Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted Revenue and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes depreciation and amortization, finance costs, finance income and other expenses, income tax expense and mark-to-market impact of share-based compensation. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility and our 50% interest in the methanol facility in Egypt.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2015	2014	2014
Net income attributable to Methanex shareholders	$9	$133	$145
Mark-to-market impact of share-based compensation	14	(64)	18
Depreciation and amortization	47	36	35
Finance costs	21	9	11
Finance income and other expenses	9	3	—
Income tax recovery (expense)	(5)	38	52
Earnings of associate adjustment [1]	12	6	9
Non-controlling interests adjustment [1]	(10)	(11)	(15)

Adjusted EBITDA (attributable to Methanex shareholders)	$97	$150	$255

[1]

These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions except number of shares and per share amounts)	2015	2014	2014
Net income attributable to Methanex shareholders	$9	$133	$145
Mark-to-market impact of share-based compensation	14	(64)	18
Income tax expense (recovery) related to above items	(2)	11	(3)

Adjusted net income	$21	$80	$160

Diluted weighted average shares outstanding (millions)	92	94	97
Adjusted net income per common share	$0.23	$0.85	$1.65

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

Adjusted Revenue (attributable to Methanex shareholders)

A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions)	2015	2014	2014
Revenue	$577	$733	$968
Methanex share of Atlas revenue [1]	68	60	78
Egypt non-controlling interest share of revenue [1]	(22)	(46)	(76)
Other adjustments	2	(3)	(4)

Adjusted Revenue (attributable to Methanex shareholders)	$625	$744	$966

[1]	Excludes intercompany transactions with the Company.

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

Quarterly Financial Data (unaudited)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ millions, except per share amounts)	2015	2014	2014	2014
Revenue	$577	$733	$730	$792
Adjusted EBITDA 1 2	97	150	137	160
Net income [1]	9	133	52	125
Adjusted net income 1 2	21	80	66	91
Basic net income per common share [1]	0.09	1.43	0.55	1.30
Diluted net income per common share [1]	0.09	1.11	0.54	1.24
Adjusted net income per share 1 2	0.23	0.85	0.69	0.94

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ millions, except per share amounts)	2014	2013	2013	2013
Revenue	$968	$881	$758	$733
Adjusted EBITDA 1 2	255	245	184	157
Net income [1]	145	128	87	54
Adjusted net income 1 2	160	167	117	99
Basic net income per common share [1]	1.51	1.33	0.91	0.57
Diluted net income per common share [1]	1.50	1.32	0.90	0.56
Adjusted net income per share 1 2	1.65	1.72	1.22	1.02

[1]	Attributable to Methanex Corporation shareholders.
[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 16

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2015 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the First Quarter 2015 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,
•

our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the completion of the Geismar project,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,
•

receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 17

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar project,

•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar project, including cost pressures arising from labour costs,
•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•

actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2014 Management’s Discussion and Analysis and this First Quarter 2015 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 18

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information – Supplemental Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE

The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST

The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME

The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volume multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 19

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31	Mar 31
	2015	2014

Revenue	$576,739	$968,478
Cost of sales and operating expenses	(501,971)	(709,687)
Depreciation and amortization	(46,957)	(34,811)

Operating income	27,811	223,980
Earnings of associate (note 4)	10,175	7,291
Finance costs (note 6)	(21,542)	(10,838)
Finance income and other expenses	(9,159)	(363)

Income before income taxes	7,285	220,070
Income tax (expense) recovery:
Current	(6,107)	(26,378)
Deferred	11,440	(25,353)

	5,333	(51,731)

Net income	$12,618	$168,339

Attributable to:
Methanex Corporation shareholders	8,654	145,102
Non-controlling interests	3,964	23,237

	$12,618	$168,339

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.09	$1.51
Diluted net income per common share	$0.09	$1.50
Weighted average number of common shares outstanding (note 7)	91,757,664	96,298,231
Diluted weighted average number of common shares outstanding (note 7)	92,150,576	96,997,489

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 20

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended
	Mar 31	Mar 31
	2015	2014
Net income	$12,618	$168,339
Other comprehensive income, net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts	1,600	148
Change in fair value of interest rate swap contracts	(12)	(266)
Realized loss on interest rate swap contracts reclassified to finance costs	2,247	2,213

	3,835	2,095

Comprehensive income	$16,453	$170,434

Attributable to:
Methanex Corporation shareholders	11,372	145,728
Non-controlling interests	5,081	24,706

	$16,453	$170,434

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 21

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

	Mar 31	Dec 31
AS AT	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$626,717	$951,600
Trade and other receivables	430,406	404,363
Inventories (note 2)	286,370	306,802
Prepaid expenses	17,746	23,137

	1,361,239	1,685,902
Non-current assets:
Property, plant and equipment (note 3)	2,946,790	2,778,078
Investment in associate (note 4)	195,016	216,235
Other assets	82,989	95,125

	3,224,795	3,089,438

	$4,586,034	$4,775,340

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$570,720	$566,881
Current maturities on long-term debt (note 5)	45,321	193,831
Current maturities on other long-term liabilities	67,234	59,118

	683,275	819,830
Non-current liabilities:
Long-term debt (note 5)	1,506,845	1,528,207
Other long-term liabilities	176,997	140,861
Deferred income tax liabilities	224,637	233,225

	1,908,479	1,902,293
Equity:
Capital stock	518,714	521,022
Contributed surplus	2,308	2,803
Retained earnings	1,204,295	1,262,961
Accumulated other comprehensive income (loss)	2,304	(413)

Shareholders' equity	1,727,621	1,786,373
Non-controlling interests	266,659	266,844

Total equity	1,994,280	2,053,217

	$4,586,034	$4,775,340

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2013	96,100,969	$531,573	$4,994	$1,126,700	$(5,544)	$1,657,723	$247,610	$1,905,333
Net income	—	—	—	145,102	—	145,102	23,237	168,339
Other comprehensive income	—	—	—	—	626	626	1,469	2,095
Compensation expense recorded for stock options	—	—	227	—	—	227	—	227
Issue of shares on exercise of stock options	422,987	7,568	—	—	—	7,568	—	7,568
Reclassification of grant date fair value on exercise of stock options	—	2,134	(2,134)	—	—	—	—	—
Dividend payments to Methanex
Corporation shareholders	—	—	—	(19,295)	—	(19,295)	—	(19,295)
Distributions to non-controlling interests	—	—	—	—	—	—	(18,097)	(18,097)

Balance, March 31, 2014	96,523,956	541,275	3,087	1,252,507	(4,918)	1,791,951	254,219	2,046,170
Net income	—	—	—	309,508	—	309,508	28,461	337,969
Other comprehensive income	—	—	—	32	4,505	4,537	3,798	8,335
Compensation expense recorded for stock options	—	—	550	—	—	550	—	550
Issue of shares on exercise of stock options	113,737	3,089	—	—	—	3,089	—	3,089
Reclassification of grant date fair value on exercise of stock options	—	834	(834)	—	—	—	—	—
Payment for shares repurchased	(4,311,206)	(24,176)	—	(228,468)	—	(252,644)	—	(252,644)
Dividend payments to Methanex
Corporation shareholders	—	—	—	(70,618)	—	(70,618)	—	(70,618)
Distributions to non-controlling interests	—	—	—	—	—	—	(29,241)	(29,241)
Equity contributions by non-controlling interests	—	—	—	—	—	—	9,607	9,607

Balance, December 31, 2014	92,326,487	521,022	2,803	1,262,961	(413)	1,786,373	266,844	2,053,217
Net income	—	—	—	8,654	—	8,654	3,964	12,618
Other comprehensive income	—	—	—	—	2,717	2,717	1,117	3,834
Compensation expense recorded for stock options	—	—	232	—	—	232	—	232
Issue of shares on exercise of stock options	106,316	2,720	—	—	—	2,720	—	2,720
Reclassification of grant date fair value on exercise of stock options	—	727	(727)	—	—	—	—	—
Payment for shares repurchased	(1,023,191)	(5,755)	—	(44,401)	—	(50,156)	—	(50,156)
Dividend payments to Methanex
Corporation shareholders	—	—	—	(22,919)	—	(22,919)	—	(22,919)
Distributions to non-controlling interests	—	—	—	—	—	—	(5,566)	(5,566)
Equity contributions by non-controlling interests	—	—	—	—	—	—	300	300

Balance, March 31, 2015	91,409,612	$518,714	$2,308	$1,204,295	$2,304	$1,727,621	$266,659	$1,994,280

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 23

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended
	Mar 31	Mar 31
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,618	$168,339
Deduct earnings of associate	(10,175)	(7,291)
Dividends received from associate	31,550	—
Add (deduct) non-cash items:
Depreciation and amortization	46,957	34,811
Income tax expense (recovery)	(5,333)	51,731
Share based compensation expense	21,747	25,246
Finance costs	21,542	10,838
Other	(92)	(277)
Income taxes paid	(25,583)	(11,358)
Other cash payments, including share-based compensation	(12,747)	(34,709)

Cash flows from operating activities before undernoted	80,484	237,330
Changes in non-cash working capital (note 9)	(43,411)	(58,259)

	37,073	179,071

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for repurchase of shares	(50,156)	—
Dividend payments to Methanex Corporation shareholders	(22,919)	(19,295)
Interest paid, including interest rate swap settlements	(20,542)	(21,001)
Repayment of long-term debt and limited recourse debt	(169,828)	(19,520)
Cash distributions to non-controlling interests	(910)	(18,097)
Proceeds on issue of shares on exercise of stock options	2,720	7,568
Other	(820)	(1,015)
Changes in non-cash working capital related to financing activities (note 9)	(1,454)	—

	(263,909)	(71,360)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(18,725)	(15,828)
Geismar project under construction	(87,184)	(127,914)
Other assets	1,996	(4,863)
Changes in non-cash working capital related to investing activities (note 9)	5,866	17,371

	(98,047)	(131,234)

Decrease in cash and cash equivalents	(324,883)	(23,523)
Cash and cash equivalents, beginning of period	951,600	732,736

Cash and cash equivalents, end of period	$626,717	$709,213

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 24

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements, with the exception of the adoption of IFRS 9 “Financial Instruments” as described below.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 29, 2015.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014.

Adoption of IFRS 9 “Financial Instruments” (2014)

The Company adopted IFRS 9 “Financial Instruments” (2014) as issued in July 2014 (“IFRS 9”) with a date of initial application of January 1, 2015. IFRS 9 replaces the sections of IAS 39 “Financial Instruments: Recognition and Measurement” that relate to the classification, measurement and impairment of financial instruments and hedge accounting.

IFRS 9 replaces the financial asset classes to: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The classification of financial assets is dependent on the business model for managing those financial assets and the assets’ contractual cash flow characteristics. This determination is made at initial recognition. As a result of adopting IFRS 9, all of the Company’s financial assets as at December 31, 2014 have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There were no changes in the carrying values of the Company’s financial instruments for the reclassifications resulting from the adoption of IFRS 9. The classification and measurement guidance was adopted retrospectively in accordance with the transition provisions of IFRS 9, with no restatement of prior periods.

The Company also adopted the new hedge accounting guidance in IFRS 9. The new hedge accounting guidance replaces strict quantitative tests of effectiveness with less restrictive quantitative assessments which address how well the hedging instrument accomplishes the Company’s risk management objectives for financial and non-financial risk exposures.

Upon adoption of IFRS 9, all of the Company’s existing hedging relationships that qualified for hedge accounting under IAS 39 were reassessed with respect to the new hedge accounting requirements in IFRS 9. The hedging relationships have continued under IFRS 9. The hedge accounting requirements in IFRS 9 have been applied prospectively in accordance with the transition provisions of IFRS 9.

The following summarizes the classification changes for the Company’s non-derivative financial assets and financial liabilities as a result of the adoption of IFRS 9.

	Category under IAS 39	Category under IFRS 9
Financial assets:
Cash and cash equivalents	Loans and receivable	Amortized cost
Trade and other receivables, excluding tax receivable	Loans and receivable	Amortized cost
Project financing reserve accounts included in other assets	Loans and receivable	Amortized cost

Financial liabilities:
Trade, other payable and accrued liabilities, excluding tax payable	Other financial liabilities	Amortized cost
Deferred gas payments included in other long-term liabilities	Other financial liabilities	Amortized cost
Long-term debt, including current portion	Other financial liabilities	Amortized cost

METHANEX CORPORATION 2015 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 25

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2015 is $461 million (2014 - $691 million).

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Plants Under Construction	Finance Leases	Other	Total
Cost at March 31, 2015	$3,864,881	$341,013	$135,060	$194,097	$4,535,051
Accumulated depreciation at March 31, 2015	1,425,491	—	32,284	130,486	1,588,261

Net book value at March 31, 2015	$2,439,390	$341,013	$102,776	$63,611	$2,946,790

Cost at December 31, 2014	$3,097,200	$996,015	$32,230	$194,430	$4,319,875
Accumulated depreciation at December 31, 2014	1,384,100	—	30,488	127,209	1,541,797

Net book value at December 31, 2014	$1,713,100	$996,015	$1,742	$67,221	$2,778,078

4.	Interest in Atlas joint venture:

a)

The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

	Mar 31	Dec 31
Consolidated statements of financial position as at	2015	2014
Cash and cash equivalents	$34,543	$24,834
Other current assets	44,344	70,594
Non-current assets	333,626	352,616
Current liabilities	(33,015)	(29,442)
Other long-term liabilities, including current maturities	(140,106)	(145,336)

Net assets at 100%	$239,392	$273,266

Net assets at 63.1%	$151,056	$172,431
Long-term receivable from Atlas	43,960	43,804

Investment in associate	$195,016	$216,235

	Three Months Ended
	Mar 31	Mar 31
Consolidated statements of income	2015	2014
Revenue	$87,515	$115,735
Cost of sales and depreciation and amortization	(61,666)	(98,398)

Operating income	25,849	17,337
Finance costs, finance income and other expenses	(2,282)	(2,750)
Income tax expense	(7,441)	(3,032)

Net earnings at 100%	$16,126	$11,555

Earnings of associate at 63.1%	$10,175	$7,291

Dividends received from associate	$31,550	$—

On December 31, 2014, the Company reclassified the presentation related to purchases of inventory from associate. The reclassification has been reflected in the comparative figures. For the three months ended March 31, 2014 the reclassification resulted in a $0.1 million decrease to earnings of associate.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 26

4.	Interest in Atlas joint venture (continued):

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007 and 2008 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

5.	Long-term debt:

	Mar 31	Dec 31
As at	2015	2014
Unsecured notes
$150 million at 6.00% due August 15, 2015	$—	$149,835
$350 million at 3.25% due December 15, 2019	345,618	345,387
$250 million at 5.25% due March 1, 2022	247,087	246,991
$300 million at 4.25% due December 1, 2024	295,973	296,073
$300 million at 5.65% due December 1, 2044	294,972	294,936

	1,183,650	1,333,222
Egypt limited recourse debt facilities	349,291	368,678
Other limited recourse debt facilities	19,225	20,138

Total long-term debt [1]	1,552,166	1,722,038
Less current maturities	(45,321)	(193,831)

	$1,506,845	$1,528,207

[1]	Long-term debt is presented net of deferred financing fees.

During the three months ended March 31, 2015, the Company repaid $150 million of unsecured notes bearing interest at 6.00% originally due August 15, 2015.

During the three months ended March 31, 2015, the Company made repayments on its other limited recourse debt facilities of $0.9 million and $19.8 million on its Egypt limited recourse debt facilities.

At March 31, 2015, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended
	Mar 31	Mar 31
	2015	2014
Finance costs	$27,718	$15,521
Less capitalized interest related to Geismar plants under construction	(6,176)	(4,683)

	$21,542	$10,838

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Included in finance costs for the three months ended March 31, 2015 is $3 million in interest paid in conjunction with the early repayment of $150 million of unsecured notes. Interest during construction of the Geismar plants is capitalized until the plants are substantially completed and ready for productive use. The Geismar 1 plant commenced production during the quarter ended March 31, 2015 and, accordingly, we ceased capitalizing interest costs related to Geismar 1 from the date that the facility commenced commercial operations.

The Company had interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 27

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (“TSARs”) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended
	Mar 31	Mar 31
	2015	2014
Denominator for basic net income per common share	91,757,664	96,298,231
Effect of dilutive stock options	392,912	699,258

Denominator for diluted net income per common share	92,150,576	96,997,489

For the three months ended March 31, 2015 and 2014, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

	Three Months Ended
	Mar 31	Mar 31
	2015	2014
Basic net income per common share	$0.09	$1.51
Diluted net income per common share	$0.09	$1.50

METHANEX CORPORATION 2015 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 28

8.	Share-based compensation:

a)	Share appreciation rights (“SARs”), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at March 31, 2015 is as follows:

	SARs		TSARs
		Weighted Average		Weighted Average
(per share amounts in USD)	Number of Units	Exercise Price	Number of Units	Exercise Price
Outstanding at December 31, 2014	1,085,247	$40.78	1,732,185	$39.59
Granted	279,273	55.66	411,205	55.33
Exercised	(16,750)	34.16	(10,800)	32.33
Cancelled	—	—	(4,550)	67.00

Outstanding at March 31, 2015	1,347,770	$43.94	2,128,040	$42.61

	Stock Options
		Weighted Average
(per share amounts in USD)	Number of Units	Exercise Price
Outstanding at December 31, 2014	699,261	$21.90
Granted	55,917	55.66
Exercised	(106,316)	25.58
Expired	(12,690)	28.43

Outstanding at March 31, 2015	636,172	$24.12

	Units Outstanding at			Units Exercisable at
	March 31, 2015			March 31, 2015
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to 38.24	3.81	843,007	$32.60	723,573	$31.72
$46.42 to 73.13	6.50	504,763	62.88	66,030	73.13

	4.81	1,347,770	43.94	789,603	35.18

TSARs:
$23.36 to 38.24	3.76	1,408,635	$$32.41	1,230,401	$31.59
$46.42 to 73.13	6.49	719,405	62.60	100,033	72.65

	4.66	2,128,040	42.61	1,330,434	34.67

Stock options:
$6.33 to 25.22	1.07	364,755	$8.91	364,755	$8.91
$28.43 to 73.13	4.86	271,417	44.57	162,300	36.46

	2.68	636,172	24.12	527,055	17.39

METHANEX CORPORATION 2015 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 29

8.	Share-based compensation (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2015 was $56.6 million compared with the recorded liability of $50.8 million. The difference between the fair value and the recorded liability of $5.8 million will be recognized over the weighted average remaining vesting period of approximately 1.9 years. The weighted average fair value was estimated at March 31, 2015 using the Black-Scholes option pricing model.

For the three months ended March 31, 2015, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $18.7 million (2014 – expense of $18.2 million). This included an expense of $15.4 million (2014 – expense of $14.4 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2015.

(iii)	Compensation expense related to stock options:

For the three months ended March 31, 2015, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2014 – $0.2 million). The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2015 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2014	302,158	30,365	798,944
Granted	5,324	6,400	169,990
Granted performance factor 1	—	—	71,100
Granted in-lieu of dividends	1,434	175	2,877
Redeemed	—	—	(426,598)
Cancelled	—	—	(8,726)

Outstanding at March 31, 2015	308,916	36,940	607,587

[1]

Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2015.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2015 was $42.5 million compared with the recorded liability of $37.1 million. The difference between the fair value and the recorded liability of $5.4 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years.

For the three months ended March 31, 2015, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $2.7 million (2014 –expense of $6.8 million). This included a recovery of $0.7 million (2014 – expense of $3.1 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2015.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 30

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2015 were as follows:

	Three Months Ended
	Mar 31	Mar 31
	2015	2014
Decrease in non-cash working capital:
Trade and other receivables	$(26,043)	$(41,857)
Inventories	20,432	8,858
Prepaid expenses	5,391	(1,839)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	(46,795)	6,267

	(47,015)	(28,571)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	8,016	(12,317)

Changes in non-cash working capital having a cash effect	$(38,999)	$(40,888)

These changes relate to the following activities:
Operating	$(43,411)	$(58,259)
Financing	(1,454)	—
Investing	5,866	17,371

Changes in non-cash working capital	$(38,999)	$(40,888)

10.	Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company held interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. These interest rate swaps have expired in March 2015, ending the hedging relationship.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At March 31, 2015, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of €82.2 million in exchange for US dollars. The euro contracts had a positive fair value of $3.5 million recorded in current assets at March 31, 2015 (December 31, 2014 – $1.1 million). The euro forward exchange contracts designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2015
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,569,856	$1,625,847

There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in March 2015. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 31

Methanex Corporation

Quarterly History (unaudited)

	Q1 2015	2014	Q4	Q3	Q2	Q1	2013	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced [1]	1,237	4,878	1,249	1,258	1,143	1,228	4,304	1,190	1,045	1,039	1,030
Purchased methanol	652	2,685	694	694	643	654	2,715	663	715	749	588
Commission sales [1]	185	941	248	191	206	296	972	274	237	242	219

	2,074	8,504	2,191	2,143	1,992	2,178	7,991	2,127	1,997	2,030	1,837

METHANOL PRODUCTION
(thousands of tonnes)
New Zealand	481	2,196	542	595	559	500	1,419	400	349	361	309
Atlas, Trinidad (63.1%)	209	907	233	234	191	249	971	268	254	201	248
Titan, Trinidad	186	664	127	185	203	149	651	173	128	169	181
Geismar 1 and 2 (Louisiana, USA) [2]	180	—	—	—	—	—	—	—	—	—	—
Egypt (50%) [3]	8	416	128	50	99	139	623	159	168	163	133
Medicine Hat	127	505	115	130	138	122	476	86	130	129	131
Chile	73	165	62	10	26	67	204	108	6	29	61

	1,264	4,853	1,207	1,204	1,216	1,226	4,344	1,194	1,035	1,052	1,063

AVERAGE REALIZED METHANOL PRICE [4]
($/tonne)	337	437	390	389	450	524	441	493	438	425	412
($/gallon)	1.01	1.31	1.17	1.17	1.35	1.58	1.33	1.48	1.32	1.28	1.24
PER SHARE INFORMATION ($ per share) [5]
Basic net income (loss)	0.09	4.79	1.43	0.55	1.30	1.51	3.46	1.33	0.91	0.57	0.64
Diluted net income (loss)	0.09	4.55	1.11	0.54	1.24	1.50	3.41	1.32	0.90	0.56	0.63
Adjusted net income [5]	0.23	4.12	0.85	0.69	0.94	1.65	4.88	1.72	1.22	1.02	0.92

[1]	Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.
[2]	We commenced methanol production from Geismar 1 in January 2015 and we are targeting to be producing methanol Geismar 2 by late in the first quarter of 2016.
[3]	On December 9, 2013, we completed a sale of 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.
[4]	Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol but excluding volume produced by Chile using natural gas supplied from Argentina under a tolling agreement.
[5]	Per share information calculated using amounts attributable to Methanex shareholders.
[6]	This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2015 FIRST QUARTER REPORT QUARTERLY HISTORY	PAGE 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 29, 2015	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary